Filed pursuant to Rule 424(b)(3)
SEC File No. 333-166023

Prospectus

FREDERICK’S OF HOLLYWOOD GROUP INC.

5,450,721 Shares of Common Stock

This prospectus relates to the resale of up to 5,450,721 shares of our common stock by the selling shareholders set forth in this prospectus under the heading “Selling Shareholders” beginning on page 9 of this prospectus.

We will not receive any proceeds from the sale of our shares by the selling shareholders; however, we may receive payment in cash upon exercise of warrants held by such selling shareholders.

The securities are being registered to permit the selling shareholders to sell the securities from time to time in the public market.  The selling shareholders may sell the securities through ordinary brokerage transactions or through any other means described under the heading “Plan of Distribution” beginning on page 11.  We do not know when or in what amount the selling shareholders may offer the securities for sale.  The selling shareholders may sell any, all or none of the securities offered by this prospectus.

Our common stock is traded on the NYSE Amex under the symbol “FOH.”  The last reported sale price of our common stock on the NYSE Amex on April 30, 2010 was $1.09 per share.

Investing in our common stock involves a high degree of risk.
See the section titled “Risk Factors,” beginning on page 3.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is April 30, 2010.

FREDERICK’S OF HOLLYWOOD GROUP INC.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	3
FORWARD-LOOKING STATEMENTS	8
USE OF PROCEEDS	8
SELLING SHAREHOLDERS	9
PLAN OF DISTRIBUTION	11
LEGAL MATTERS	12
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	13
WHERE YOU CAN FIND MORE INFORMATION	13

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date. In this prospectus, references to “Frederick’s of Hollywood Group Inc.,” “the Company,” “we,” “us,” and “our,” refer to Frederick’s of Hollywood Group Inc., a New York corporation, and its subsidiaries.

PROSPECTUS SUMMARY

Overview

Frederick’s of Hollywood Group Inc. is a New York corporation incorporated on April 10, 1935. On January 28, 2008, we consummated a merger with FOH Holdings, Inc., a privately-held Delaware corporation (“FOH Holdings”). As a result of the transaction, FOH Holdings became our wholly-owned subsidiary. FOH Holdings is the parent company of Frederick’s of Hollywood, Inc. Upon consummation of the merger, we changed our name from Movie Star, Inc. to Frederick’s of Hollywood Group Inc.

As a merged company, we conduct our business through two operating divisions that represent two distinct business reporting segments:  the multi-channel retail division and the wholesale division.  We believe this method of segment reporting reflects both the way our business segments are managed and the way each segment’s performance is evaluated.  The retail segment includes our retail stores, catalog and website operations.  The wholesale segment includes our wholesale operations in the United States and Canada.

Through our multi-channel retail division, we sell women’s intimate apparel and related products under our proprietary Frederick’s of Hollywood® brand exclusively through our predominantly mall-based specialty retail stores in the United States, which we refer to as “Stores,” and through our catalog and website at www.fredericks.com, which we refer to collectively as “Direct.”  As of January 23, 2010, we operated 132 Frederick’s of Hollywood stores nationwide.  Through our wholesale division, we design, manufacture, source, distribute and sell women’s intimate apparel to mass merchandisers, specialty and department stores, discount retailers, national and regional chains, and direct mail catalog marketers throughout the United States and Canada.

Recent Events

Debt Exchange and Preferred Stock Conversion Agreement

On February 1, 2010, we entered into a Debt Exchange and Preferred Stock Conversion Agreement (“Exchange and Conversion Agreement”) with Fursa Capital Partners LP, Fursa Master Rediscovered Opportunities L.P., Blackfriars Master Vehicle LLC – Series 2, and Fursa Master Global Event Driven Fund L.P (collectively, “Fursa”), the holders of approximately $14.3 million principal amount of our long term debt outstanding including accrued interest (the “Tranche C debt”) and approximately $8.8 million of our Series A preferred stock including accrued dividends (“Series A Preferred Stock”).  Pursuant to the Exchange and Conversion Agreement, Fursa agreed to exchange and convert the entire $14.3 million principal amount and accrued interest of the Tranche C debt and all $8.8 million of their outstanding shares of Series A Preferred Stock and accrued dividends into shares of our common stock at an effective price of approximately $2.66 per share.  Upon the closing of the transaction, we will also issue to Fursa three, five and seven-year warrants, each to purchase 500,000 shares of common stock (for an aggregate of 1,500,000 shares of common stock).

The consummation of the transaction is subject to shareholder approval at our annual meeting of shareholders to be held on May 12, 2010.  We expect to consummate the transaction as soon as practicable once shareholder approval is obtained.  Pursuant to the Exchange and Conversion Agreement, Fursa has agreed to “sterilize” their vote by committing to vote the shares of our common stock and Series A Preferred Stock held by Fursa on the date of the Agreement in accordance with the vote of a majority of votes cast at the meeting, excluding the shares held by Fursa.  Additionally, as described below, on March 16, 2010, we issued an aggregate of 2,907,051 shares of our common stock in a private placement to accredited investors pursuant to the terms of a securities purchase agreement.  These investors agreed to appoint Thomas J. Lynch, our Chairman and Chief Executive Officer, or Thomas Rende, our Chief Financial Officer, to vote their shares purchased in the private placement at the meeting in connection with the Exchange and Conversion Agreement.  Messrs. Lynch and Rende intend to vote these shares in favor of approval of the Exchange and Conversion Agreement.

Assuming the consummation of the transaction contemplated by the Exchange and Conversion Agreement occurs on May 18, 2010, the principal amount and accrued interest of the Tranche C debt and the outstanding shares of Series A Preferred Stock and accrued dividends will be converted into an aggregate of 8,664,373 shares of our common stock and we will issue Fursa immediately exercisable warrants to purchase an aggregate of 1,500,000 shares of our common stock.  Accordingly, Fursa’s beneficial ownership of our common stock will increase from approximately 33.0% to approximately 47.4%.

Pursuant to the Exchange and Conversion Agreement, we agreed to register for re-sale the shares of common stock (including those underlying the warrants) that Fursa will receive as a result of the transaction.  Those shares are registered for resale on a different prospectus.

Private Placement

On March 16, 2010, we completed a private placement of 2,907,051 shares of our common stock at $1.05 per share, raising total gross proceeds of approximately $3,050,000 (the “Private Placement”).  The investors in the Private Placement also received two-and-a-half year Series A warrants to purchase up to an aggregate of 1,162,820 shares of common stock at an exercise price of $1.25 per share, and five-year Series B warrants to purchase up to an aggregate of 1,162,820 shares of common stock at an exercise price of $1.55 per share.

Avalon Securities Ltd. (“Avalon”) acted as placement agent in the Private Placement.  Upon the closing of the Private Placement, we paid Avalon approximately $198,000 in cash commissions and issued to Avalon and its designees warrants to purchase an aggregate of 218,030 shares of common stock at an exercise price of $1.21 per share.  Except for the exercise price, these warrants are identical to the Series B warrants issued to investors in the Private Placement.

We agreed to register for re-sale the shares of common stock received or to be received by the investors in the Private Placement, as well as Avalon and its designees. Accordingly, we are registering for resale under this prospectus the shares of common stock on behalf of the investors, Avalon and its designees.

Corporate Information

Our principal executive offices are located at 1115 Broadway, New York, New York 10010 and our telephone number is (212) 798-4700. Our retail division corporate office is located at 6255 Sunset Boulevard, Los Angeles, California 90028 and its telephone number is (323) 466-5151. Our retail website is www.fredericks.com and our corporate website is www.fohgroup.com. We do not intend for information contained in our websites to be a part of this prospectus.

RISK FACTORS

You should carefully consider the risks described below as well as other information provided to you in this document, including information in the section of this document entitled “Forward Looking Statements.”  The risks and uncertainties described below are not the only ones facing us.  Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations.  If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

General economic conditions, including continued weakening of the economy, may affect consumer purchases of discretionary items, which could adversely affect our sales.

The intimate apparel industry historically has been subject to cyclical variations, recessions in the general economy and future economic outlook.  Throughout fiscal year 2009 and the first six months of fiscal 2010, there was significant deterioration in the global financial markets and economic environment, which we believe negatively impacted consumer spending at many retailers, including us.  Our results are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments.  Consumer purchases of discretionary items, including our products, may decline during recessionary periods and at other times when disposable income is lower.  A continued or incremental downturn in the U.S. economy, an uncertain economic outlook or an expanded credit crisis could continue to adversely affect our business and our revenues and profits.

If we cannot compete effectively in the retail and wholesale apparel industries, our business, financial condition and results of operations may be adversely affected.

The intimate apparel industry is highly competitive, both on the retail and wholesale levels.  Our retail division competes with a variety of retailers, including national department store chains, national and international specialty apparel chains, apparel catalog businesses and online apparel businesses that sell similar lines of merchandise.  Many of Frederick’s of Hollywood’s competitors have greater financial, distribution, logistics, marketing and other resources available to them and may be able to adapt to changes in customer requirements more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies.  If we are unable to overcome these potential competitive disadvantages, such factors could have an adverse effect on our business, financial condition and results of operations.

The wholesale industry is characterized by a large number of small companies manufacturing and selling unbranded merchandise, and by several large companies which have developed widespread consumer recognition of the brand names associated with merchandise manufactured and sold by these companies.  In addition, some of the larger retailers to whom our wholesale division has historically sold its products have sought to expand the development and marketing of their own brands and to obtain intimate apparel products directly from the same or similar sources from which our wholesale division obtains its products.  Many of these companies have greater financial, technical and sourcing capabilities than we do.  If our wholesale division does not continue to provide high quality products and reliable services on a timely basis at competitive prices, we may not be able to continue to compete in the wholesale intimate apparel industry.  If we are unable to compete successfully, we could lose one or more of our significant customers which, if not replaced, could negatively impact sales and have an adverse effect on our business, financial condition and results of operations.

The failure to successfully order and manage inventory to reflect customer demand and anticipate changing consumer preferences and buying trends may adversely affect our revenue and profitability.

Our success depends, in part, on management’s ability to anticipate and respond effectively to rapidly changing fashion trends and consumer tastes and to translate market trends into appropriate, saleable product offerings.  Generally, merchandise must be ordered well in advance of the applicable selling season and the extended lead times may make it difficult to respond rapidly to new or changing product trends or price changes.  If we are unable to successfully anticipate, identify or react to changing styles or trends and we misjudge the market for our products or our customers’ purchasing habits, then our product offerings may be poorly received by the ultimate consumer and may require substantial discounts to sell, which would reduce sales revenue and lower profit margins.  In addition, we will incur additional costs if we need to redesign our product offerings.  Brand image also may suffer if customers believe that we are unable to offer innovative products, respond to the latest fashion trends, or maintain product quality.

Our inability to consummate a financing for the amount and within the time period required under our financing agreement with our senior lender, absent a waiver of such requirement, will constitute an event of default under our senior revolving credit facility.

In September and October 2009, we amended our revolving credit facility with our senior lender to provide for a $2.0 million bridge facility to be repaid upon the earlier of August 1, 2010 and the consummation of a financing in which we receive net proceeds of at least $4.4 million.  We did not receive that amount in the Private Placement.  Unless we receive the amount of proceeds required by our credit facility by August 1, 2010, we will be in violation of a covenant under our credit facility.  If such violation is not waived by our senior lender, it will constitute an event of default.

We are required to raise additional financing under our senior revolving credit facility and may not be able to obtain it on favorable terms, or at all, which, in addition to violating a covenant under our credit facility, could limit our ability to operate and dilute the ownership interests of existing shareholders.

Since the Private Placement did not yield net proceeds of at least $4.4 million, we are required to raise additional funds under our senior credit facility.  We cannot be certain that we will be able to obtain such additional financing on favorable terms, or at all.  Further, if we obtain additional funding through the issuance of equity, shareholders may experience dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock.  Future financings may place restrictions on how we operate our business.  If we cannot raise funds on acceptable terms, if and when needed, we may be required to curtail our operations significantly, which could adversely affect our business.

We depend on key personnel and we may not be able to operate and grow the business effectively if we lose the services of any key personnel or are unable to attract qualified personnel in the future.

We are dependent upon the continuing service of key personnel and the hiring of other qualified employees.  In particular, we are dependent upon the management and leadership of Thomas J. Lynch, our Chairman and Chief Executive Officer, Linda LoRe, our President, and Thomas Rende, our Chief Financial Officer. The loss of any of them or other key personnel could affect our ability to operate the business effectively.

Our retail division historically has depended on a high volume of mall traffic, the lack of which would hurt our business.

Most Frederick’s of Hollywood stores are located in shopping malls.  Sales at these stores are influenced, in part, by the volume of mall traffic.  Frederick’s of Hollywood stores benefit from the ability of the malls’ “anchor” tenants, generally large department stores, and other area attractions to generate customer traffic in the vicinity of its stores and the continuing popularity of malls as shopping destinations.  A decline in the desirability of the shopping environment of a particular mall, whether due to the closing of an anchor tenant or competition from non-mall retailers, or recessionary economic conditions that consumers have been experiencing, could reduce the volume of mall traffic, which could have an adverse effect on our business, financial condition and results of operations.

If leases for Frederick’s of Hollywood stores cannot be negotiated on reasonable terms, our growth and profitability could be harmed.

The growth in our retail division’s sales is significantly dependent on management’s ability to operate retail stores in desirable locations with capital investments and lease costs that allow for the opportunity to earn a reasonable return. Desirable locations and configurations may not be available at a reasonable cost, or at all.  If we are unable to renew or replace our store leases or enter into leases for new stores on favorable terms, our growth and profitability could be harmed.

Our wholesale business historically has been concentrated on one key customer, and a significant decrease in business from or the loss of this key customer could substantially reduce revenues.

Sales to Walmart accounted for approximately 32% of wholesale sales for the fiscal year ended July 25, 2009 and approximately 2% of wholesale sales for the six months ended January 23, 2010.  We do not have a long-term contract with Walmart and, therefore, our wholesale business is subject to significant unpredictable increases and decreases in sales depending upon the size and number of orders we receive from Walmart.  We experienced a significant decrease in Walmart business during fiscal year 2009 and the first half of fiscal year 2010, which impacted our revenues.  Our inability to increase our Walmart orders during the remainder of fiscal year 2010 and beyond could have a material adverse effect on our business, financial condition and results of operations.

The extent of our foreign sourcing and manufacturing may adversely affect our business, financial condition and results of operations.

Substantially all of our products are manufactured outside the United States.  As a result of the magnitude of foreign sourcing and manufacturing, our retail and wholesale businesses are subject to the following risks:

•
political and economic instability in foreign countries, including heightened terrorism and other security concerns, which could subject imported or exported goods to additional or more frequent inspections, leading to delays in deliveries or impoundment of goods, or to an increase in transportation costs of raw materials or finished product;

•
the imposition of regulations and quotas relating to imports, including quotas imposed by bilateral textile agreements between the United States and foreign countries, including China, where we conduct business;

•	the imposition of duties, taxes and other charges on imports;

•	significant fluctuation of the value of the U.S. dollar against foreign currencies;

•	restrictions on the transfer of funds to or from foreign countries; and

•	violations by foreign contractors of labor and wage standards and resulting adverse publicity.

If these risks limit or prevent us from selling, manufacturing or acquiring products from foreign suppliers, our operations could be disrupted until alternative suppliers are found, which could negatively impact our business, financial condition and results of operations.

Our wholesale business operates on very tight delivery schedules.  If there are delays and expected delivery dates cannot be met, it could negatively affect our profitability.

If there is a delay in the delivery of goods and delivery schedules cannot be met, then our wholesale customers may cancel their orders or request a reduced price for the delivery of their orders.  If orders are canceled, it would result in an over-inventoried position and require the sale of inventory at low or negative gross profits, which would reduce our profitability.  We may also incur extra costs to meet customer delivery dates, which would also reduce our profitability.

Any disruptions at our distribution centers could materially affect our ability to distribute products, which could lead to a reduction in our revenue and/or profits.

Our distribution centers in Phoenix, AZ and Poplarville, MS serve our retail and wholesale customers. There is no backup facility or any alternate distribution arrangements in place.  If we experience disruptions at either of our distribution centers that impede the timeliness or fulfillment of the products to be distributed, or either distribution center is partially or completely destroyed, becomes inaccessible, or is otherwise not fully usable, whether due to unexpected circumstances such as weather conditions or disruption of the transportation systems or uncontrollable factors such as terrorism and war, it would have a material adverse effect on our ability to distribute products, which in turn would have a material adverse effect on our business, financial condition and results of operations.

The failure to upgrade information technology systems as necessary could have an adverse effect on our operations.

Some of our information technology systems, which are primarily utilized to manage information necessary to price and ship products, manage production and inventory and generate reports to evaluate business operations, are dated and are comprised of multiple applications, rather than one overarching state-of-the-art system.  Modifications involve replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality.  If we are unable to effectively implement these systems and update them where necessary, this could have a material adverse effect on our business, financial condition and results of operations.

The processing, storage and use of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

The collection of data and processing of transactions through our Frederick’s of Hollywood e-commerce website and call centers require us to receive and store a large amount of personally identifiable data.  This type of data is subject to legislation and regulation in various jurisdictions.  We may become exposed to potential liabilities with respect to the data that we collect, manage and process, and may incur legal costs if our information security policies and procedures are not effective or if we are required to defend our methods of collection, processing and storage of personal data.  Future investigations, lawsuits or adverse publicity relating to our methods of handling personal data could adversely affect our business, financial condition and results of operations due to the costs and negative market reaction relating to such developments.

Our collection and remittance of sales and use tax may be subject to audit and may expose us to liabilities for unpaid sales or use taxes, interest and penalties on past sales.

We sell Frederick’s of Hollywood products through three channels: retail specialty stores, mail order catalogs and our e-commerce website.  We have historically operated these channels separately and account for sales and use tax separately.  Currently, our mail order and e-commerce subsidiaries collect and pay sales tax to the relevant state taxing authority on sales made to residents in any state in which we have a physical presence.  Our retail subsidiaries are periodically audited by state government authorities.  It is possible that one or more states may disagree with our method of assessing and remitting these taxes, including sales tax on catalog and e-commerce sales.  We expect to challenge any and all future assertions by state governmental authorities or private litigants that we owe sales or use tax, but we may not prevail.  If we do not prevail, we could be held liable for additional sales and use taxes, interest and penalties which could have an adverse effect on our profitability.

We could be sued for trademark infringement, which could force us to incur substantial costs and devote significant resources to defend the litigation.

We use many trademarks and product designs in our businesses and believe these trademarks and product designs are important to our business, competitive position and success.  As appropriate, we rely on trademark and copyright laws to protect these designs even if not formally registered as marks, copyrights or designs.  Third parties may sue us for alleged infringement of their proprietary rights.  The party claiming infringement might have greater resources than us to pursue its claims, and we could be forced to incur substantial costs and devote significant management resources to defend the litigation.  Moreover, if the party claiming infringement were to prevail, we could be forced to discontinue the use of the related trademark, patent or design and/or pay significant damages, or to enter into expensive royalty or licensing arrangements with the prevailing party, assuming these royalty or licensing arrangements are available at all on an economically feasible basis, which they may not be.

If we cannot protect our trademarks and other proprietary intellectual property rights, our business may be adversely affected.

We may experience difficulty in effectively limiting unauthorized use of our trademarks and product designs worldwide, which may cause significant damage to our brand name and our ability to effectively represent ourselves to our agents, suppliers, vendors and/or customers.  We may not be successful in enforcing our trademark and other proprietary rights and there can be no assurance that we will be adequately protected in all countries or that we will prevail when defending our trademark and proprietary rights.

Our stock price has been highly volatile.

The trading price of our common stock has been highly volatile.  During the quarter ended January 23, 2010, the closing sale prices of our common stock on the NYSE Amex ranged from $1.08 to $1.56 per share and the closing sale price of our common stock on April 30, 2010 was $1.09 per share.  Since the closing date of the merger on January 28, 2008, our stock price closed at a high of $4.10 on January 29, 2008 and a low of $0.14 on March 3, 2009.  Our stock price is subject to wide fluctuations in response to a variety of factors, including:

•	quarterly variations in operating results;

•	general economic conditions;

•	sales of a substantial amount of our common stock; and

•	other events or factors that are beyond our control.

Any negative change in the public’s perception of the prospects of the retail industry could further depress our stock price regardless of our results.  Other broad market fluctuations may lower the trading price of our common stock.  Following significant declines in the market price of a company’s securities, securities class action litigation may be instituted against that company.  Litigation could result in substantial costs and a diversion of management’s attention and resources.

There will be a significant number of shares of common stock eligible for sale, which could depress the market price of our stock.

Following the effective date of the registration statements covering the shares of common stock issued in the Private Placement and pursuant to the Exchange and Conversion Agreement, a large number of shares of common stock will be available for sale in the public market.  This could harm the market price of our stock. Further, shares may be offered from time to time in the open market pursuant to Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), and these sales may depress the market for our common stock.

FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words or phrases “will likely result,” “management expects” or “we expect,” “will continue,” “is anticipated,” “estimated,” “believes,” “could,” “possibly,” “probably,” “anticipates,” “projects,” “may,” or “should” or other variations or similar words are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on any such forward-looking statements.  No assurances can be given that the future results anticipated by the forward-looking statements will be achieved.

Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected.  In assessing forward-looking statements contained herein, readers are urged to carefully read those statements.  Among the factors that could cause actual results to differ materially are: competition; business conditions and industry growth; rapidly changing consumer preferences and trends; general economic conditions; large variations in sales volume with significant customers; addition or loss of significant customers; continued compliance with government regulations; loss of key personnel; labor practices; product development; management of growth; increases of costs of operations or inability to meet efficiency or cost reduction objectives; timing of orders and deliveries of products; and foreign government regulations and risks of doing business abroad.

A description of key factors that have a direct bearing on our results of operations is provided above under “Risk Factors” beginning on page 3 of this Prospectus.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus are being registered for the account of the selling shareholders. We will not receive any of the proceeds from the sale of these shares; however, we may receive payment in cash upon exercise of warrants held by such selling shareholders. We expect to use any cash proceeds received from the exercise of the warrants, if any, for general working capital purposes.

SELLING SHAREHOLDERS

The following table provides certain information with respect to the selling shareholders’ beneficial ownership of our common stock as of April 30, 2010 and as adjusted to give effect to the sale of all of the shares offered by this prospectus.  Except as otherwise indicated, the number of shares reflected in the table has been determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”).  Under this rule, each selling shareholder is deemed to beneficially own the number of shares issuable upon exercise or conversion of warrants, options or other convertible securities it holds that are exercisable or convertible within 60 days from the date of this prospectus.  However, for purposes of presentation, we have included the full amount of the shares being registered by this prospectus, including the shares underlying warrants, in the number of shares beneficially owned by the entity or individual even though the warrants may not be exercisable within 60 days. Unless otherwise indicated, each of the selling shareholders possesses sole voting and investment power with respect to the securities shown.

The percentage of beneficial ownership before the offering indicated below is based on 29,336,709 shares of our common stock outstanding on April 30, 2010.

	Beneficial Ownership Before Offering			Shares Offered		Beneficial Ownership After Offering
Selling Shareholder	Shares		Percent	Hereby		Shares	Percent
Carpe Diem Partners LLC(1)	428,571	(2)	1.5%	428,571	(2)	0	0%
CCM Partners Fund, LP(3)	514,286	(4)	1.7%	514,286	(4)	0	0%
Cranshire Capital, L.P.(5)	171,432	(6)	*	171,432	(6)	0	0%
Seth H. Fischer	428,571	(2)	1.5%	428,571	(2)	0	0%
Fairfield Investment Group LLC(7)	428,400	(8)	1.5%	428,400	(8)	0	0%
Micro PIPE Fund I, LLC(9)	257,143	(10)	*	257,143	(10)	0	0%
Arlene Paul Caitung	214,286	(11)	*	214,286	(11)	0	0%
Jeffrey Grodko	214,286	(11)	*	214,286	(11)	0	0%
Steven Grodko	238,840	(12)	*	238,840	(12)	0	0%
Phil Lifschitz	428,571	(2)	1.5%	428,571	(2)	0	0%
Bruce H. Paul	428,571	(2)	1.5%	428,571	(2)	0	0%
Cosmetics on Madison Corp.(13)	214,286	(11)	*	214,286	(11)	0	0%
Howard Sorkin	214,286	(11)	*	214,286	(11)	0	0%
Hillel Weinberger	428,571	(2)	1.5%	428,571	(2)	0	0%
Adam Mahfouda	42,858	(14)	*	42,858	(14)	0	0%
Richard Molinsky	90,000	(15)	*	90,000	(15)	0	0%
Edward Nusblatt	42,858	(14)	*	42,858	(14)	0	0%
Patricof Family Ltd. Partnership(16)	428,571	(2)	1.5%	428,571	(2)	0	0%
George Kaufman	42,858	(14)	*	42,858	(14)	0	0%
Oppenheimer & Co, Inc.(17)	24,554	(18)	*	24,554	(18)	0	0%
Ethan Keswin	2,679	(18)	*	2,679	(18)	0	0%
Avalon Group Limited(19)	34,246	(18)	*	34,246	(18)	0	0%
Ariel Imas	39,566	(18)	*	39,566	(18)	0	0%
Braden Ferrari	39,566	(18)	*	39,566	(18)	0	0%
Lynda Davey	34,246	(18)	*	34,246	(18)	0	0%
Yolanda Wardowski	4,655	(18)	*	4,655	(18)	0	0%
Evan Babazadeh	4,655	(18)	*	4,655	(18)	0	0%
Karen Sterling	4,655	(18)	*	4,655	(18)	0	0%
Jason Gorsuch	2,327	(18)	*	2,327	(18)	0	0%
Ali Sajadian	2,327	(18)	*	2,327	(18)	0	0%

*	Less than 1%.

(1)
John Ziegelman is the investment manager of Carpe Diem Partners LLC and is the president of Carpe Diem Capital Management LLC and as such has voting and dispositive power over the securities held by Carpe Diem Partners LLC.

(2)	Includes 95,238 shares of common stock issuable upon exercise of Series A warrants and 95,238 shares of common stock issuable upon exercise of Series B warrants.

(3)	Louis Rabman is the president of CCM Partners Fund, LP and as such has voting and dispositive power over the securities held by CCM Partners Fund, LP.

(4)	Includes 114,286 shares of common stock issuable upon exercise of Series A warrants and 114,286 shares of common stock issuable upon exercise of Series B warrants.

(5)
Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire.  Mitchell P. Kopin (“Mr. Kopin”), president of Downsview, has voting control over Downsview.  As a result of the foregoing, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the shares of common stock beneficially owned by Cranshire.

(6)	Includes 38,096 shares of common stock issuable upon exercise of Series A warrants and 38,096 shares of common stock issuable upon exercise of Series B warrants.

(7)	Mark Schalles is the chief financial officer of Fairfield Investment Group LLC and as such has voting and dispositive power over the securities held by Fairfield Investment Group LLC.

(8)	Includes 95,200 shares of common stock issuable upon exercise of Series A warrants and 95,200 shares of common stock issuable upon exercise of Series B warrants.

(9)	David Mickeson is the managing member of Micro PIPE Fund I, LLC and as such has voting and dispositive power over the securities held by Micro PIPE Fund I, LLC.

(10)	Includes 57,143 shares of common stock issuable upon exercise of Series A warrants and 57,143 shares of common stock issuable upon exercise of Series B warrants.

(11)	Includes 47,619 shares of common stock issuable upon exercise of Series A warrants and 47,619 shares of common stock issuable upon exercise of Series B warrants.

(12)
Includes 47,619 shares of common stock issuable upon exercise of Series A warrants, 47,619 shares of common stock issuable upon exercise of Series B warrants and 24,554 shares of common stock issuable upon exercise of placement agent warrants.

(13)	Kenneth Schwartz is the president of Cosmetics on Madison Corp. and as such has voting and dispositive power over the securities held by Cosmetics on Madison Corp.

(14)	Includes 9,524 shares of common stock issuable upon exercise of Series A warrants and 9,524 shares of common stock issuable upon exercise of Series B warrants.

(15)	Includes 20,000 shares of common stock issuable upon exercise of Series A warrants and 20,000 shares of common stock issuable upon exercise of Series B warrants.

(16)	Jules Patricof is a partner of the Patricof Family Ltd. Partnership and as such has voting and dispositive power over the securities held by Patricof Family Ltd. Partnership.

(17)	Albert G. Lowenthal is the chairman and chief executive officer of Oppenheimer & Co, Inc. and as such has voting and dispositive power over the securities held by Oppenheimer & Co, Inc.

(18)	Represents shares issuable upon exercise of placement agent warrants.

(19)	Lynda Davey is the chief executive officer of Avalon Group Limited and as such has voting and dispositive power over the securities held by Avalon Group Limited.

Each selling shareholder provided us with information with respect to its share ownership.  Because the selling shareholders may sell all, part or none of their shares, we are unable to estimate the number of shares that will be held by each selling shareholder upon resale of shares of common stock being registered hereby.  We have, therefore, assumed for the purposes of the registration statement related to this prospectus that the selling shareholders will sell all of their shares.  See “Plan of Distribution.”

On March 16, 2010, we completed the Private Placement of 2,907,051 shares of our common stock at $1.05 per share raising total gross proceeds of approximately $3,050,000.  The investors in the Private Placement also received two-and-a-half year Series A warrants to purchase up to an aggregate of 1,162,820 shares of common stock at an exercise price of $1.25 per share, and five-year Series B warrants to purchase up to an aggregate of 1,162,820 shares of common stock at an exercise price of $1.55 per share.

Avalon acted as placement agent in the Private Placement.  Upon the closing of the Private Placement, we paid Avalon approximately $198,000 in cash commissions and issued to Avalon and its designees warrants to purchase an aggregate of 218,030 shares of common stock at an exercise price of $1.21 per share.  Except for the exercise price, these warrants are identical to the Series B warrants issued to investors in the Private Placement.

In connection with the consummation of the Private Placement, we entered into a registration rights agreement with the investors pursuant to which we agreed to register for re-sale the shares of common stock received or to be by the investors in the Private Placement.  Accordingly, we are registering for resale under this prospectus the shares of common stock on behalf of the investors.  We also agreed to register the resale of the shares of common stock issuable upon exercise of warrants issued to Avalon and its designees for acting as placement agent in connection with the Private Placement.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued and the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders from time to time after the date of this prospectus.

The selling shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	through block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	in purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	on an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions;

•	through short sales;

•	in sales pursuant to Rule 144;

•	by broker-dealers that may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	in a combination of any such methods of sale; and

•	by any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling shareholders for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock.  All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any.  We have agreed to indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution.  We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The legality of the common stock offered by this prospectus has been passed upon by Graubard Miller, New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended July 25, 2009 have been so incorporated in reliance on the reports of MHM Mahoney Cohen CPAs (The New York Practice of Mayer Hoffman McCann P.C.) and 25 MAD LIQUIDATION CPA, P.C. (formerly known as Mahoney Cohen & Company, CPA, P.C.), each an independent registered public accounting firm, with respect to the fiscal year given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.  You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.  In addition, we make available on or through our corporate web site copies of these reports as soon as reasonably practicable after we electronically file or furnish them to the SEC. Our corporate web site can be found at www.fohgroup.com.

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents.  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.  Any information that we file after the date of this prospectus with the SEC will automatically update and supersede the information contained in this prospectus. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities are sold:

•	our Annual Report on Form 10-K for the fiscal year ended July 25, 2009;

•	Amendment No. 1 to our Annual Report on Form 10-K on Form 10-K/A for the year ended July 25, 2009;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended October 24, 2009;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended January 23, 2010;

•	our Current Report on Form 8-K dated October 23, 2009;

•	our Current Report on Form 8-K dated November 25, 2009;

•	our Current Report on Form 8-K dated December 8, 2009;

•	our Current Report on Form 8-K dated February 1, 2010;

•	our Current Report on Form 8-K dated March 9, 2010;

•	our Current Report on Form 8-K dated March 16, 2010;

•	our Definitive Proxy Statement on Schedule 14A dated April 6, 2010; and

•
the description of our common stock contained in our Registration Statement on Form S-14 (File No. 2-70365), filed with the SEC pursuant to Section 12(b) of the Exchange Act, including any amendment(s) or report(s) filed for the purpose of updating such description.

Potential investors may obtain a copy of our SEC filings without charge by written or oral request directed to Frederick’s of Hollywood Group Inc., Attention: Thomas Rende, 1115 Broadway, New York, New York 10010, (212) 798-4700.